Contact

www.linkedin.com/in/alexross900 (LinkedIn)
www.verizon.com/business/ (Company)

Top Skills

Leadership Development
Leadership
Sales

Languages

English (Native or Bilingual)
German (Limited Working)

Certifications

Numentum Fundamentals

Honors-Awards

Training Top 125 Hall of Fame
Making the Difference through Launching NPS

Alex Ross

Sr. Client Partner Verizon Business | Don't just connect your business. Make it even smarter
Greater Minneapolis-St. Paul Area

Summary

Executive sales and enablement leader energized by driving growth while creating an environment of vibrant people development. Proven ability to develop executive partnerships, build distribution, increase revenue growth, improve customer experience and manage cross-functional programs.

• Develop successful partnerships with key Global Enterprises accounts

• Built a 5-state retail sales distribution channel to 54 stores

• Built, managed and developed a sales organization of 450 employees and a P&L of $250M

• Led training strategy and delivery for all sales and technical teams across a 14 state area including B2B, retail, telesales and indirect

• Net Promoter Score initiative - award-winning core team member

Verizon Communications Inc. (NYSE, Nasdaq: VZ) was formed on June 30, 2000, and is one of the world's leading providers of technology and communications services. We offer data, video, and voice services and solutions on our award-winning networks and platforms, delivering on customers' demand for mobility, reliable network connectivity, security, and control.

I am active in my community of St. Paul/Minneapolis with family, friends, church and volunteering

You can learn more about Verizon Business by clicking on the links in the 'Featured' section. Feel free to message me if I can be of any assistance.

- All comments are my own and not that of Verizon

Specialties: Business Development; Customer Experience; Customer Success; Strategic Planning; Employee Development; Remote Team Management; Mobile Learning and Technology; Internet of Things; Account Management; Executive Presentations; Public Speaking; Vendor Partnerships; Project Management; Product Go to Market; Sales Enablement; Cost Reduction; Stakeholder and Business Performance Consultant; Sales Team Management

Experience

Verizon Business

Sr. Client Partner - Moble Solutions
August 2016 - Present (7 years 10 months)
Greater Minneapolis-St. Paul Area

As a wireless industry consultant I partner with some of the nations largest and most successful companies to bring the latest mobile technology solutions to the market.

With over 25 years of wireless experience, I work with executives and field leaders to transform their business.

Feel free to contact me: alexross900@gmail.com | 763-220-9472

Verizon Wireless

18 years

Assoc Dir Learning and Devel - B2B
March 2013 - 2016 (3 years)
Greater Minneapolis-St. Paul Area

In this role I managed the sales enablement strategy, as well as the training delivery team for B2B and technical sales teams across a 14 state area. This included government, large and small business and technical wireless solutions, as well as sales leadership development.

I supported IOT products including cloud, security, fleet and industrial monitoring, as well as launched Salesforce and Salesforce1 as our CRM.

My team and I led the company in the use of wireless technology in the classroom, along with virtual training delivery and more recently, video and gamification.

Assoc Dir Consumer Sales Training

February 2006 - March 2013 (7 years 2 months)

In this role I led the training strategy and delivery teams for all consumer sales channels across a 14 state area, including retail, telesales and authorized agents.

I introduced a highly effective virtual delivery concept, saving the sales departments over $40,000 per month in travel costs, brought in a consultative selling model, now used company-wide, and played a key role in launching NPS to improve the customer experience.

Shortly thereafter, I led the development of a small business sales curriculum for all consumer channels enterprise-wide.

Director of Retail Stores

November 1998 - February 2006 (7 years 4 months)

Here I initiated, built and managed a 54-store retail distribution across a 5-state region - identifying all real estate locations - growing the sales and service organization from 10 to over 450 employees. I also managed a P&L of $250M in annual billable revenue and $25M in Operating Expense.

I led the other regions in:
- Sales to budget and year-over-year performance
- Small business sales and mall kiosk volume
- Productivity per employee
- Over-all employee satisfaction: 89% vs 78% co-wide

Small World Communications

Regional Sales Manager

June 1995 - July 1998 (3 years 2 months)

Managed 4 wireless retail stores selling cellular service for US West which then became AirTouch.
- Received Agent of the Year award from AirTouch 1996, 1997

Education

University of Minnesota-Twin Cities

Buisiness & Architecture · (1979 - 1981)

Tartan HS

High School Diploma